UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

El Pollo Loco Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268603107

(CUSIP Number)

Chris Iorillo

FS Capital Partners V, LLC

11100 Santa Monica Boulevard, Suite 1900

Los Angeles, California 90025

Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

8/31/2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268603107	SCHEDULE 13D	Page 2 of 13

(1)	Names of reporting persons FS Equity Partners V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,461,251
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,461,251

(11)	Aggregate amount beneficially owned by each reporting person 5,461,251
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 14.8%(1)
(14)	Type of reporting person (see instructions) PN

(1)

Based on 37,002,513 shares of El Pollo Loco, Inc.’s (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”), outstanding as of July 29, 2022, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 29, 2022 filed with the Securities and Exchange Commission on August 5, 2022 (the “Form 10-Q”).

CUSIP No. 268603107	SCHEDULE 13D	Page 3 of 13

(1)	Names of reporting persons FS Affiliates V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,052
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,052

(11)	Aggregate amount beneficially owned by each reporting person 73,052
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.2%(1)
(14)	Type of reporting person (see instructions) PN

(1)	Based on 37,002,513 shares of Common Stock outstanding as of July 29, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 268603107	SCHEDULE 13D	Page 4 of 13

(1)	Names of reporting persons FS Capital Partners V, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,534,303
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,534,303

(11)	Aggregate amount beneficially owned by each reporting person 5,534,303
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.0%(1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 37,002,513 shares of Common Stock outstanding as of July 29, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 268603107	SCHEDULE 13D	Page 5 of 13

(1)	Names of reporting persons John M. Roth
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 27,040(1)
	(8)	Shared voting power 5,534,303
	(9)	Sole dispositive power 27,040(1)
	(10)	Shared dispositive power 5,534,303

(11)	Aggregate amount beneficially owned by each reporting person 5,561,343
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.0%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes shares of Common Stock that are subject to vesting conditions.
(2)	Based on 37,002,513 shares Common Stock outstanding as of July 29, 2022, as reported by the Issuer in the Form 10-Q.

CUSIP No. 268603107	SCHEDULE 13D	Page 6 of 13

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of El Pollo Loco, Inc.’s (the “Issuer”). The address of the principal executive offices of the Issuer is 3535 Harbor Blvd., Suite 100, Costa Mesa, California, 92626.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (i) FS Equity Partners V, L.P. (“FS Equity V”), (ii) FS Affiliates V, L.P. (“FS Affiliates V”), (iii) FS Capital Partners V, LLC (“FS Capital V”) and John M. Roth (collectively, “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of September 2, 2022, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

(c) FS Capital V is the general partner of each of FS Equity V and FS Affiliates V and was formed to participate in the management of FS Equity V and FS Affiliates V. FS Equity V and FS Affiliates V are limited partnerships which make investments for long term capital appreciation. Mr. Roth is a managing member of FS Capital V and chief executive officer of certain entities affiliated with FS Equity V, FS Affiliates V and FS Capital V.    Schedule A sets forth with respect to each executive officer and director of FS Capital V, such person’s name, business address and principal employment, the names and address of any business corporation or other organization in which such employment is conducted and such person’s citizenship.

Each of the Reporting Persons (other than each of FS Equity V and FS Affiliates V, with respect to the shares held directly by it), and the directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock.

(d), (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the FS Equity V, FS Affiliates V and FS Capital V s is organized in the State of Delaware. Mr. Roth is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (the “IPO”), each of FS Equity V and FS Affiliates V acquired membership interests in Trimaran Pollo Partners, L.L.C. (“Trimaran Pollo”), which acquired shares of the Issuer prior to the IPO. The acquisition of interests in Trimaran Pollo by FS Equity V and FS Affiliates V was financed with cash on hand from contributions of partners of FS Equity V and FS Affiliates V. On August 31, 2022, Trimaran Pollo made a pro rata distribution in kind of shares of Common Stock (the “DIK”) to FS Equity V and FS Affiliates V.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 is incorporated by reference into this Item 4.

Mr. Roth is a member of the board of directors of the Issuer (the “Board”). Mr. Roth was designated as a director of the Issuer pursuant to the Second Amended and Restated Limited Liability Company Operating Agreement of Trimaran Pollo dated as of March 8, 2006, as amended, and has since been re-elected to the Board.

CUSIP No. 268603107	SCHEDULE 13D	Page 7 of 13

In connection with the DIK, on August 31, 2022 FS Equity V, FS Affiliates V and the Issuer entered into a Supplemental Agreement (the “Supplemental Agreement”) pursuant to which FS Equity V and FS Affiliates V became party to the Stockholders Agreement dated as of November 18, 2005, with Trimaran Pollo and certain other stockholders of the Issuer party thereto, as amended by Amendment No. 1 to the Stockholders Agreement dated April 20, 2006 and Amendment No. 2 to the Stockholders Agreement dated December 26, 2007 (the “Stockholders Agreement”).

Pursuant to the Supplemental Agreement and the Stockholders Agreement, FS Equity V and FS Affiliates V may make two demands that the Issuer use its best efforts to register its shares of Common Stock under the Securities Act of 1933 for so long as they own 10% or more of the outstanding shares of Common Stock. Pursuant to the Stockholders’ Agreement, Trimaran Pollo or any of its Permitted Transferees may also preempt any demand request by FS Equity V and FS Affiliates V, in which case (i) participation in such demand registration by FS Equity V and FS Affiliates V shall be on a pro rata basis, and (ii) FS Equity V and FS Affiliates V shall not be deemed to have exercised a demand notice. The Stockholders Agreement also provides FS Equity V and FS Affiliates V with certain customary short-form and piggyback registration rights and includes customary indemnification provisions.

Reference to and description of the Stockholders Agreement and Supplemental Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form the Stockholders Agreement, including the amendments thereto, and the Supplemental Agreement, which have been filed as Exhibits 99.2, 99.3, 99.4 and 99.5, and are incorporated herein by reference.

By virtue of their board representation, the Reporting Persons have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Person’s ability to influence the management, the board or the policies of the Issuer may increase. In addition, the Reporting Persons and their representatives and advisers may engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will, from time to time, review or reconsider their position or change their purpose or formulate plans, strategies or proposals and take such actions with respect to the Issuer. These potential actions could involve one or more of the events or transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement and the information set forth or incorporated in Items 3 is incorporated by reference in its entirety into this Item 5.

(a)(b) FS Equity V directly holds 5,461,251 shares of Common Stock, FS Affiliates V directly holds 73,052 shares of Common Stock and Mr. Roth directly holds 27,040 shares of Common Stock, which includes shares of Common Stock that are stock subject to vesting conditions.

CUSIP No. 268603107	SCHEDULE 13D	Page 8 of 13

The Reporting Persons may be deemed to have beneficial ownership of the Issuer’s shares of Common Stock as follows:

Name of Reporting Person	Number of Shares Beneficially Owned
FS Equity V	5,461,251
FS Affiliates V	73,052
FS Capital Partners	5,534,303
Mr. Roth	5,561,343
Total for all Reporting Persons	5,561,343

The percentage of the outstanding shares of Common Stock beneficially owned by each Reporting Person is set forth on in row 13 of such Reporting Person’s cover page. The applicable ownership percentages reported in this Statement are based on 37,002,513 shares of Common Stock outstanding as of July 29, 2022, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 29, 2022 filed with the Securities and Exchange Commission on August 5, 2022.

FS Capital V, as the general partner of FS Equity V and FS Affiliates V, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity V and FS Affiliates V. Mr. Roth, as managing member of FS Capital V and chief executive officer of certain entities affiliated with FS Equity V, FS Affiliates V and FS Capital V, may be deemed to beneficially own the shares of Common Stock beneficially owned by FS Capital V, FS Equity V and FS Affiliates V. Each of the Reporting Persons (other than each of FS Equity V and FS Affiliates V, with respect to the shares held directly by it), and the directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock.

(c) Except as described in Item 3, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information included in Item 4 is incorporated herein by reference.

Except as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 268603107	SCHEDULE 13D	Page 9 of 13

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Stockholders Agreement, dated as of November 18, 2005, by and among El Pollo Loco Holdings, Inc. (formerly Chicken Acquisition Corp.) and the stockholders listed therein (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on June 24, 2014).

99.3	Amendment No. 1 to Stockholders Agreement, dated as of April 20, 2006, by and between El Pollo Loco Holdings, Inc. (formerly Chicken Acquisition Corp.) and Trimaran Pollo Partners, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on June 24, 2014).

99.4	Amendment No. 2 to Stockholders Agreement, dated as of December 26, 2007, by and between El Pollo Loco Holdings, Inc. (formerly Chicken Acquisition Corp.) and Trimaran Pollo Partners, L.L.C. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on June 24, 2014).

99.5	Supplemental Agreement, dated as of August 31, 2022, by and among El Pollo Loco Holdings, Inc. (formerly known as Chicken Acquisition Corp.), a Delaware corporation and FS Equity Partners V, L.P., and FS Affiliates V, L.P.

CUSIP No. 268603107	SCHEDULE 13D	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2022

FS EQUITY PARTNERS V, L.P.
a Delaware Limited Partnership

By: FS Capital Partners V, LLC
a Delaware Limited Liability Company
Its: General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Authorized Signatory

FS AFFILIATES V, L.P.
a Delaware Limited Partnership

By: FS Capital Partners V, LLC
a Delaware Limited Liability Company
Its: General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Authorized Signatory

FS CAPITAL PARTNERS V, LLC
a Delaware Limited Liability Company

By:	/s/ John M. Roth
Name: John M. Roth
Title: Authorized Signatory

JOHN M. ROTH

By:	/s/ John M. Roth
Name: John M. Roth

CUSIP No. 268603107	SCHEDULE 13D	Page 11 of 13

Schedule A

Name and Citizenship	Position	Business Address
Brad J. Brutocao; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025

Bradford M. Freeman; U.S.A.	Co-Chairman	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025

Benjamin D. Geiger; U.S.A.	Vice President	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10171

John S. Hwang; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025

Christian B. Johnson; U.S.A.	Vice President	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10171

Jon D. Ralph; U.S.A.	President and Chief Operating Officer	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025

John M. Roth; U.S.A.	Chief Executive Officer	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10171

Ronald P. Spogli; U.S.A.	Co-Chairman	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025

Jordan A Hathaway; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025

Christopher M. Iorillo; U.S.A.	Vice President and Secretary	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025